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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                  Commission File Number 0-15476

                          NOTIFICATION OF LATE FILING

[ ] FORM 10-K   [ ] FORM 20-F  [ ] FORM 11-K   [X] FORM 10-Q   [ ] FORM N-SAR

         For period Ended: September 30, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended: Not applicable

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant: Zaxis International Inc.

Former name, if applicable: Not applicable

Address of principal executive office: 1890 Georgetown Road

City, state and zip code: Hudson, OH 44236

                                    PART II

                              RULE 12B-25(B)AND(C)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable
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                                    PART III

                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Registrant will not be able to complete and file its Form 10-QSB for the quarterly period ended September 30, 1999, on the prescribed due date of November 15, 1999, without unreasonable effort or expense, as a result of certain pending matters that need to be resolved in connection with the preparation of its financial statements for the quarter ended September 30, 1999, and the companion disclosures. The Registrant presently expects to be able to file the Form 10-QSB as contemplated by Rule 12D-25(b)(2).

                                    PART IV

                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

             Conaly Bedell            (330)                650-0444
                (Name)              (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X] Yes  [ ] No

         The Registrant was unable timely to file the Form 10-Q for its third quarter ended December 31, 1998 but has timely made all other filings required during the preceding 12 months.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            ZAXIS INTERNATIONAL INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 16, 1999                    By:  /s/Conaly Bedell
       -----------------                         ----------------
                                                 Conaly Bedell, President
                                                 Chief Executive Officer